February 5, 2014

VIA SEDAR

To:	Alberta Securities Commission	Autorité des marchés financiers du Québec
	British Columbia Securities Commission	New Brunswick Securities Commission
	Saskatchewan Financial Services Commission, Securities Division	Nova Scotia Securities Commission
	The Manitoba Securities Commission	Prince Edward Island Securities Office
	Ontario Securities Commission	Securities Commission of Newfoundland and Labrador

cc :	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via egovdirect.com)
The Canadian Depository for Securities Ltd. (via fax and e-mail)

Re :	TransAlta Corporation
Notice of Annual and Special Meeting of Shareholders and Notice of Record Date

We wish to confirm the following dates regarding the Annual and Special Meeting of Shareholders:

Date of meeting:	Tuesday, April 29, 2014
Record date for notice:	Wednesday, March 5, 2014
Record date for voting:	Wednesday, March 5, 2014
Beneficial ownership determination date:	Wednesday, March 5, 2014
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Special meeting:	Yes
Issuer using notice-and-access for registered investors	No
Issuer using notice-and-access for non-registered investors	No
Notice-and-access stratification criteria	No
Issuer mailing directly to non-objecting beneficial owners	No
Issuer will pay for objecting beneficial owner material distribution	Yes

Yours truly,

Signed “Maryse St.-Laurent”

Maryse St.-Laurent

Vice-President and Corporate Secretary